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                        INDEPENDENT ACCOUNTANTS' CONSENT

The Board of Directors
Vasogen Inc.

We consent to the use of our audit report dated December 20, 2002 included in this annual report on Form 40-F.


/s/ KPMG LLP
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Toronto, Canada
December 20, 2002